FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: January 29th, 2004

Information furnished on this form:
- Press release concerning the consolidated financial results for the third quarter of the fiscal year ending March 31, 2004

January 29, 2004

Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2004

I. Consolidated Financial Results

	Three months ended December 31, 2003	Three months ended December 31, 2002	Increase (Decrease)
	In billions of yen	In billions of yen	%
Net sales	1,166.1	1,068.2	9.2
Operating income	33.5	23.2	44.4
Income before income taxes	37.1	2.1	-
Net income (loss)	11.1	(4.5)	-
	Yen	Yen	Yen
Net income (loss) per share:
Basic:	6.51	(2.76)	9.27
Diluted:	6.00	(2.76)	8.76

	Nine months ended December 31, 2003	Nine months ended December 31, 2002	Increase (Decrease)
	In billions of yen	In billions of yen	%
Net sales	3,449.2	3,242.1	6.4
Operating income	91.6	49.9	83.3
Income before income taxes	114.9	22.5	409.6
Net income (loss)	26.6	(3.5)	-
	Yen	Yen	Yen
Net income(loss) per share:
Basic:	15.89	(2.13)	18.02
Diluted:	14.73	(2.13)	16.86

	As of December 31, 2003	As of March 31, 2003	Increase (Decrease)
	In billions of yen	In billions of yen	%
Total assets	4,284.2	4,103.3	4.4
Shareholders' equity	582.2	358.4	62.4

(Notes)
  The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
  Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:
	As of December 31, 2003	As of March 31, 2003	As of December 31, 2002
Consolidated subsidiaries	199	183	188
Affiliated companies accounted for by the equity method	18	17	16

II. Business Results

<1> Overview of the third quarter of the fiscal year ending March 31, 2004 (three months ended December 31, 2003)

Distinct signs of economic recovery were observed in Japan during the third quarter of the fiscal year ending March 31, 2004. Along with increases in exports and stock prices, strong sales of products in the digital consumer electronics market such as slim-shaped televisions, digital cameras, and DVD recorders/players led the market. However, stagnating personal income and lingering concern over yen appreciation continued to restrain a full recovery of the economy.

In the IT sector, conditions surrounding business transactions with local, and mid-sized, or medium- to small-sized corporations remained severe. On a positive note, however, the growth of digital consumer electronics boosted demand for electronic components, and further opportunities for new services which link digital consumer electronics with technologies in the area of broadband, and mobile handsets are expected.

In this environment, to realize new possibilities generated from a "ubiquitous" society, NEC has positioned Integrated IT/Network Solutions as its growth strategy. NEC announced three major products during this third quarter: "VALUMO Ware" with strengthened network function in the middleware product group; "Family UNIVERGE," a new series of integrated IT/Network products in the platform product group; and "iBestSolutions / OfficeCollaboration," an integrated solution system in the solutions product group.

In addition, NEC increased its capital by approximately 185.0 billion yen (*Note) in December, 2003 to implement its growth strategy. NEC also took steps to strengthen its financial base in order to ensure continuous operating capacity in the IT industry, where market conditions tend to fluctuate sharply. By this increase in capital, shareholders' equity ratio, which for a time had decreased to the 8% level, recovered to 13.6%.

NEC achieved consolidated net sales of 1,166.1 billion yen for the three months ended December 31, 2003, an increase of 97.8 billion yen (+9.2%) as compared with the corresponding period of the previous fiscal year. The increase was mainly due to the strong domestic sales of mobile handsets with cameras, and growth in domestic shipments of third generation ("3G") mobile handsets and optical disc drives for the overseas market.

Regarding profits, NEC recorded operating income of 33.5 billion yen, an increase of 10.3 billion yen as compared with the corresponding period of the previous fiscal year. Nevertheless, cost percentage worsened 1.6% as compared with the corresponding period of the previous fiscal year due mainly to increased share of cutting edge hardware products with high cost percentage. On the other hand, as a result of an increase in net sales and measures including reduction of fixed expenses, percentage composition of "selling, general and administrative expenses" to net sales improved by 2.3%. Through gains from sale of fixed assets etc. income before income taxes was 37.1 billion yen, an increase of 34.9 billion yen as compared with the corresponding period of the previous fiscal year. Net income amounted to 11.1 billion yen, an improvement of 15.7 billion yen as compared with the corresponding period of the previous fiscal year.

(*Note)

Including allocation of new shares to a third party in January, 2004 (approximately 15.0 billion yen)

<2> Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profit of NEC's main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT Solutions Business
Sales:	494.0 billion yen (+4%)
Segment profit:	19.7 billion yen (+0.9 billion yen)

Sales of the IT Solutions business for the three months ended December 31, 2003 amounted to 494.0 billion yen, an increase of 4% as compared with the corresponding period of the previous fiscal year. Although the conditions surrounding IT investment remained severe in Japan, systems integration ("SI") and services grew steadily, securing sales exceeding those of the corresponding period of the previous fiscal year.

Sales by main product areas were as follows: In the area of SI and services, sales were 154.9 billion yen, an increase of 8% as compared with the corresponding period of the previous fiscal year. This was mainly due to steady growth in the sales of SI and services to the private sector, as well as steady demand in the public sector. In the area of software, sales were 20.7 billion yen, almost the same as the sales of the corresponding period of the previous fiscal year. In the area of computer platforms, sales increased by 13% to 131.5 billion yen, as compared with the corresponding period of the previous fiscal year, mainly due to the growth in sales of optical disk drives. In the area of personal solutions business, sales decreased by 5% to 186.9 billion yen as compared with the corresponding period of the previous fiscal year. Although there was an increase in personal computer unit shipments in Japan, this was mainly due to a decrease in average selling price.

Segment profit of the IT Solutions business was 19.7 billion yen, an increase of 0.9 billion yen as compared with the corresponding period of the previous fiscal year. Principal contributing factors were an improvement in the profitability of the personal solutions business, mainly in personal computers, resulting from cost reduction achieved through centralized purchasing and standardization of parts, as well as reduced fixed expenses achieved through structural reforms.

Network Solutions Business
Sales:	414.7 billion yen (+23%)
Segment profit:	13.1 billion yen (+5.7 billion yen)

Sales of the Network Solutions business for this third quarter increased by 23% to 414.7 billion yen as compared with the corresponding period of the previous fiscal year. This increase in sales was mainly due to large growth in shipment of mobile phone handsets both in Japan and overseas.

Sales by main product areas were as follows: In the area of broadband, sales increased by 1% to 109.5 billion yen as compared with the corresponding period of the previous fiscal year. This was largely due to steady investment in IP (Internet Protocol) based office networks by enterprises in the domestic market. In the area of mobile communications, sales of mobile infrastructure systems exceeded that of the corresponding period of the previous fiscal year. In addition, shipment in mobile handsets with cameras retained its steady growth in the domestic market, and an increase in 3G handset shipments in Japan as well as expansion in mobile handset shipments in overseas markets, resulted in an increase in sales in mobile communications by 40% to 249.2 billion yen, as compared with the corresponding period of the previous fiscal year. In the area of social infrastructure, sales increased by 9% to 56.0 billion yen as compared with the corresponding period of the previous fiscal year due to growth in shipment of digital terrestrial broadcasting systems to customers in Japan.

Segment profit of the Network Solutions business increased by 5.7 billion yen to 13.1 billion yen compared with the corresponding period of the previous fiscal year. This was principally due to improved profitability mainly in the area of broadband by reduction of costs and fixed expenses.

Electron Devices Business
Sales:	235.9 billion yen (+3%)
Segment profit:	17.7 billion yen (+18.0 billion yen)

Sales of the Electron Devices business for this third quarter increased by 3% to 235.9 billion yen as compared with the corresponding period of the previous fiscal year. The increase in sales was mainly due to increased shipment of plasma displays.

Sales by main product areas were as follows: Sales of semiconductors decreased by 3% to 175.2 billion yen as compared with the corresponding period of the previous fiscal year. Although sales of semiconductors grew steadily centering on products for mobile phone handsets and personal computer peripheral products, those for game consoles decreased. In addition, DRAM production was transferred to Elpida Memory, Inc. In the display area, due to rapidly expanding demand in plasma display markets and strengthening of production lines to meet such demands, sales increased by 41% to 28.6 billion yen as compared with the corresponding period of the previous fiscal year. In the area of electronic components and others, electronic components for digital equipment grew steadily, leading to an increase in sales of 12% to 32.1 billion year as compared with the corresponding period of the previous fiscal year.

Segment profit for the Electron Devices business amounted to 17.7 billion yen for the third quarter of the fiscal year ending March 31, 2004. Although the Electron Devices business recorded a loss of 0.3 billion yen in the corresponding period of the previous fiscal year, profit increased in the semiconductor area due to a shift to high value-added products, improvement in productivity, and reduction in material costs. In addition, profitability of plasma display business improved by the effects of structural reforms and increases in shipments. As a result, profit/loss was improved in all business areas of the Electron Devices business.

<3> Cash Flows

Net cash used in operating activities for the three months ended December 31, 2003 was 62.6 billion yen, an increase of 11.4 billion yen as compared with the corresponding period of the previous fiscal year. Although there was an increase in cash inflows due to an increase in sales, this outflow is principally due to an increase in inventories for expected sales for the fourth quarter, ending March 31, 2004.

Net cash used in investing activities was 10.6 billion yen, an improvement of 5.7 billion yen as compared with the corresponding period of the previous fiscal year. This is mainly due to increased proceeds from the sale of marketable securities. As a result, free cash flows (the total of net cash used in operating activities and investing activities) were cash outflows of 73.2 billion yen, an increase of 5.6 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash provided by financing activities was 75.0 billion yen due to proceeds from stock issuances. Cash and cash equivalents amounted to 447.7 billion yen, an increase of 118.5 billion yen as compared with the corresponding period of the previous fiscal year.

Due mainly to a leasing company being accounted for by the equity method and a reduction in commercial paper, the balance of interest-bearing debt decreased by 977.8 billion yen to 1,284.9 billion yen, as compared with the end of the corresponding period of the previous fiscal year (a decrease of 455.8 billion yen excluding the effect of the deconsolidation of a leasing company). When compared with the end of the fiscal year ended March 31, 2003, this was a decrease of 202.1 billion yen mainly due to the redemption of corporate bonds.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Three months ended December 31	2003	(% of net sales)	2002	(% of net sales)	Increase (decrease)	2003

Net sales	JPY 1,166,182	(100.0)	JPY 1,068,287	(100.0)	JPY 97,895	$10,899
Cost of sales	863,141	(74.0)	773,194	(72.4)	89,947	8,067
Selling, general and administrative expenses	269,459	(23.1)	271,829	(25.4)	(2,370)	2,518
Operating income	33,582	(2.9)	23,264	(2.2)	10,318	314

Non-operating income	30,702	(2.6)	8,072	(0.8)	22,630	287
Interest and dividends	3,028		3,028		0	28
Other	27,674		5,044		22,630	259
Non-operating expenses	27,126	(2.3)	29,157	(2.8)	(2,031)	254
Interest	6,628		6,804		(176)	62
Other	20,498		22,353		(1,855)	192

Income before income taxes	37,158	(3.2)	2,179	(0.2)	34,979	347

Provision for income taxes	18,579	(1.6)	915	(0.0)	17,664	173
Minority interest in income (losses) of consolidated subsidiaries	4,553	(0.4)	(413)	(0.0)	4,966	43
Equity in losses of affiliated companies	(2,861)	(-0.2)	(6,239)	(-0.6)	3,378	(27)

Net income (loss)	JPY 11,165	(1.0)	(JPY 4,562)	(-0.4)	JPY 15,727	$104

(Note)
US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 107 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of yen, millions of U.S. dollars)

	December 31, 2003 (Unaudited)	December 31, 2002(Unaudited)	Increase (decrease)	March 31, 2003	Increase (decrease)	December 31, 2003 (Unaudited)

Current assets	JPY 2,204,841	JPY 2,252,379	(JPY 47,538)	JPY 1,920,042	JPY 284,799	$20,606

Cash and cash equivalents	447,739	329,162	118,577	344,345	103,394	4,184
Notes and accounts receivable, trade	828,828	696,338	132,490	821,985	6,843	7,746
Current portion of investment in leases	-	241,720	(241,720)	-	-	-
Inventories	719,482	710,298	9,184	553,820	165,662	6,724
Other current assets	208,792	274,861	(66,069)	199,892	8,900	1,952
Long-term assets	2,079,383	2,427,365	(347,982)	2,183,258	(103,875)	19,433

Long-term receivables, trade	18,937	34,068	(15,131)	33,073	(14,136)	177
Investments and advances	441,841	458,210	(16,369)	433,027	8,814	4,129
Investment in leases	-	227,588	(227,588)	-	-	-
Property, plant and equipment	784,267	896,093	(111,826)	838,341	(54,074)	7,330
Other assets	834,338	811,406	22,932	878,817	(44,479)	7,797

Total assets	JPY 4,284,224	JPY 4,679,744	(JPY 395,520)	JPY 4,103,300	JPY 180,924	$40,039

Current liabilities	JPY 1,719,380	JPY 2,069,890	(JPY 350,510)	JPY 1,774,224	(JPY 54,844)	$16,068

Short-term borrowings and current portion of long-term debt	402,765	901,111	(498,346)	483,306	(80,541)	3,764
Notes and accounts payable, trade	927,288	755,505	171,783	875,018	52,270	8,666
Other current liabilities	389,327	413,274	(23,947)	415,900	(26,573)	3,638
Long-term liabilities	1,624,035	1,843,317	(219,282)	1,737,219	(113,184)	15,178

Long-term debt	882,166	1,361,701	(479,535)	1,003,787	(121,621)	8,245
Accrued pension and severance costs	706,373	456,187	250,186	705,551	822	6,602
Other	35,496	25,429	10,067	27,881	7,615	331
Minority shareholders' equity in consolidated subsidiaries	260,311	150,093	110,218	135,613	124,698	2,433

Preferred securities issued by a subsidiary	98,250	97,650	600	97,800	450	918

Total shareholders' equity	582,248	518,794	63,454	358,444	223,804	5,442

Common stock	329,976	244,726	85,250	244,726	85,250	3,084
Additional paid-in capital	446,506	361,820	84,686	361,820	84,686	4,173
Retained earnings	63,266	62,600	666	41,567	21,699	591
Accumulated other comprehensive income (loss)	(254,718)	(147,370)	(107,348)	(286,417)	31,699	(2,380)
Treasury stock	(2,782)	(2,982)	200	(3,252)	470	(26)

Total liabilities and shareholders' equity	JPY 4,284,224	JPY 4,679,744	(JPY 395,520)	JPY 4,103,300	JPY 180,924	$40,039

CONDENSED CONSOLIDATED BALANCE SHEETS  ( SUPPLEMENTARY INFORMATION )

(In millions of yen, millions of U.S. dollars)

	December 31, 2003 (Unaudited)	December 31, 2002 (Unaudited)	Increase (decrease)	March 31, 2003	Increase (decrease)	December 31, 2003 (Unaudited)

Current assets	JPY 2,204,841	JPY 1,977,501	JPY 227,340	JPY 1,920,042	JPY 284,799	$20,606

Cash and cash equivalents	447,739	307,497	140,242	344,345	103,394	4,184
Notes and accounts receivable, trade	828,828	717,005	111,823	821,985	6,843	7,746
Inventories	719,482	710,298	9,184	553,820	165,662	6,724
Other current assets	208,792	242,701	(33,909)	199,892	8,900	1,952
Long-term assets	2,079,383	2,189,202	(109,819)	2,183,258	(103,875)	19,433

Long-term receivables, trade	18,937	34,068	(15,131)	33,073	(14,136)	177
Investments and advances	441,841	478,583	(36,742)	433,027	8,814	4,129
Property, plant and equipment	784,267	874,253	(89,986)	838,341	(54,074)	7,330
Other assets	834,338	802,298	32,040	878,817	(44,479)	7,797

Total assets	JPY 4,284,224	JPY 4,166,703	JPY 117,521	JPY 4,103,300	JPY 180,924	$40,039

Current liabilities	JPY 1,719,380	JPY 1,889,602	(JPY 170,222)	JPY 1,774,224	(JPY 54,844)	$16,068

Short-term borrowings and current portion of long-term debt	402,765	691,368	(288,603)	483,306	(80,541)	3,764
Notes and accounts payable, trade	927,288	800,473	126,815	875,018	52,270	8,666
Other current liabilities	389,327	397,761	(8,434)	415,900	(26,573)	3,638
Long-term liabilities	1,624,035	1,528,059	95,976	1,737,219	(113,184)	15,178

Long-term debt	882,166	1,049,422	(167,256)	1,003,787	(121,621)	8,245
Accrued pension and severance costs	706,373	455,194	251,179	705,551	822	6,602
Other	35,496	23,443	12,053	27,881	7,615	331
Minority shareholders' equity in consolidated subsidiaries	260,311	132,598	127,713	135,613	124,698	2,433

Preferred securities issued by a subsidiary	98,250	97,650	600	97,800	450	918

Total shareholders' equity	582,248	518,794	63,454	358,444	223,804	5,442

Common stock	329,976	244,726	85,250	244,726	85,250	3,084
Additional paid-in capital	446,506	361,820	84,686	361,820	84,686	4,173
Retained earnings	63,266	62,600	666	41,567	21,699	591
Accumulated other comprehensive income (loss)	(254,718)	(147,370)	(107,348)	(286,417)	31,699	(2,380)
Treasury stock	(2,782)	(2,982)	200	(3,252)	470	(26)

Total liabilities and shareholders' equity	JPY 4,284,224	JPY 4,166,703	JPY 117,521	JPY 4,103,300	JPY 180,924	$40,039

(Note)
In the condensed consolidated balance sheets as of December 31, 2002, the investment in a leasing subsidiary is accounted for by the equity method.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Three months ended December 31	2003	2002	Increase (Decrease)	2003

I. Cash flows from operating activities
Net income (loss)	JPY 11,165	(JPY 4,562)	JPY 15,727	$104
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	44,197	49,554	(5,357)	413
Equity in losses of affiliated companies, net of dividends	3,022	6,371	(3,349)	28
Increase in notes and accounts receivable	(85,131)	(29,321)	(55,810)	(796)
Increase in inventories	(88,658)	(76,074)	(12,584)	(829)
Increase in notes and accounts payable	66,918	22,549	44,369	625
Other, net	(14,115)	(19,703)	5,588	(130)

Net cash used in operating activities	(62,602)	(51,186)	(11,416)	(585)

II. Cash flows from investing activities
Proceeds from sales of fixed assets	28,015	37,027	(9,012)	262
Additions to fixed assets	(44,116)	(42,859)	(1,257)	(412)
Proceeds from sales of marketable securities	13,252	2,818	10,434	124
Purchase of marketable securities	(910)	(403)	(507)	(9)
Other, net	(6,897)	(12,978)	6,081	(65)

Net cash used in investing activities	(10,656)	(16,395)	5,739	(100)

Free cash flows (I + II)	(73,258)	(67,581)	(5,677)	(685)

III. Cash flows from financing activities
Net proceeds from (repayments of) bonds and borrowings	(89,703)	129,891	(219,594)	(838)
Proceeds from stock issuances	169,882	-	169,882	1,588
Dividends paid	(5,060)	(739)	(4,321)	(47)
Other, net	(35)	(492)	457	(1)

Net cash provided by financing activities	75,084	128,660	(53,576)	702

Effect of exchange rate changes on cash and cash equivalents	(2,390)	(4,776)	2,386	(22)

Net increase (decrease) in cash and cash equivalents	(564)	56,303	(56,867)	(5)

Cash and cash equivalents at beginning of period	448,303	272,859	175,444	4,189
Cash and cash equivalents at end of period	JPY 447,739	JPY 329,162	JPY 118,577	$4,184

SEGMENT INFORMATION(UNAUDITED)

Business Segment Information

(1) Net Sales (Including internal sales to other segments)
(In millions of yen, millions of U.S. dollars)

Three months ended December 31	2003	(% of total)	% change	2002	(% of total)	2003

IT Solutions business	JPY 494,070	(42.4)	+3.6	JPY 476,712	(44.6)	$4,617
Network Solutions business	414,734	(35.6)	+22.7	337,988	(31.6)	3,876
Electron Devices business	235,920	(20.2)	+3.0	229,005	(21.4)	2,205
Others	144,053	(12.4)	-1.5	146,232	(13.7)	1,346
Eliminations	(122,595)	(-10.6)	-	(126,326)	(-11.8)	(1,145)

Electronics business total	1,166,182	(100.0)	+9.6	1,063,611	(99.5)	10,899

Leasing business	-	-	-	9,312	(0.9)	-
Eliminations	-	-	-	(4,636)	(-0.4)	-

Consolidated total	JPY 1,166,182	(100.0)	+9.2	JPY 1,068,287	(100.0)	$10,899

(2) Segment Profit or Loss
(In millions of yen, millions of U.S. dollars)

Three months ended December 31	2003	(% of profit on sales)	Increase (decrease)	2002	(% of profit on sales)	2003

IT Solutions business	JPY 19,731	(4.0)	JPY 916	JPY 18,815	(3.9)	$184
Network Solutions business	13,178	(3.2)	5,717	7,461	(2.2)	123
Electron Devices business	17,719	(7.5)	18,065	(346)	(-0.2)	166
Others	(2,383)	(-1.7)	(7,859)	5,476	(3.7)	(22)
Eliminations	(7,012)	-	(4,973)	(2,039)	-	(65)
Unallocated corporate expenses*	(7,651)	-	(320)	(7,331)	-	(72)

Electronics business total	33,582	(2.9)	11,546	22,036	(2.1)	314

Leasing business	-	-	(1,570)	1,570	(16.9)	-
Eliminations	-	-	342	(342)	-	-

	33,582	(2.9)	10,318	23,264	(2.2)	314
Other income	30,702		22,630	8,072		287
Other expenses	(27,126)		2,031	(29,157)		(254)

Consolidated income before income taxes	JPY 37,158		JPY 34,979	JPY 2,179		$347

(Notes)
*  Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers
(In billions of yen, millions of U.S. dollars)

Three months ended December 31	2003	2002	% change	2003

IT Solutions business	JPY 457.8	JPY 445.1	+2.8	$4,279
Domestic	354.6	362.1	-2.1	3,315
Overseas	103.1	82.9	+24.3	964
Network Solutions business	395.8	317.7	+24.6	3,700
Domestic	317.4	245.9	+29.1	2,967
Overseas	78.3	71.8	+9.2	733
Electron Devices business	215.4	206.0	+4.5	2,013
Domestic	121.3	134.4	-9.8	1,134
Overseas	94.1	71.6	+31.4	879
Others	97.0	91.6	+5.9	907
Domestic	64.8	69.0	-6.1	606
Overseas	32.2	22.5	+42.6	301
Electronics business total	1,166.1	1,060.6	+10.0	10,899
Domestic	858.3	811.6	+5.8	8,022
Overseas	307.8	249.0	+23.6	2,877

Leasing business	-	7.6	-	-
Domestic	-	7.6	-	-
Overseas	-	-	-	-
Consolidated total	JPY 1,166.1	JPY 1,068.2	+9.2	$10,899
Domestic	858.3	819.2	+4.8	8,022
Overseas	307.8	249.0	+23.6	2,877

(4) Net Sales by Products and Services (Including internal sales to other segments)*1
(In billions of yen, millions of U.S. dollars)

Three months ended December 31	2003	2002	% change	2003

IT Solutions business	JPY 494.0	JPY 476.7	+3.6	$4,617
SI / Services	154.9	143.6	+7.9	1,448
Software	20.7	20.7	0.0	193
Computers / Platforms	131.5	116.2	+13.2	1,229
Personal Solutions	186.9	196.2	-4.7	1,747
Network Solutions business	JPY 414.7	JPY 337.9	+22.7	$3,876
Broadband	109.5	108.0	+1.4	1,024
Mobile	249.2	178.6	+39.5	2,329
Social Infrastructure	56.0	51.3	+9.2	523
Electron Devices business	JPY 235.9	JPY 229.0	+3.0	$2,205
Semiconductors	175.2	180.0	-2.7	1,638
Displays	28.6	20.3	+40.9	267
Electronic Components	32.1	28.7	+11.8	300

(NOTE)
 *1 Please refer to the last page.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Nine months ended December 31	2003	(% of net sales)	2002	(% of net sales)	Increase (decrease)	2003

Net sales	JPY 3,449,201	(100.0)	JPY 3,242,165	(100.0)	JPY 207,036	$32,236
Cost of sales	2,539,660	(73.6)	2,345,682	(72.3)	193,978	23,735
Selling, general and administrative expenses	817,937	(23.7)	846,498	(26.2)	(28,561)	7,645
Operating income	91,604	(2.7)	49,985	(1.5)	41,619	856

Non-operating income	120,628	(3.5)	108,627	(3.4)	12,001	1,127
Interest and dividends	9,518		12,730		(3,212)	89
Other	111,110		95,897		15,213	1,038
Non-operating expenses	97,287	(2.9)	136,057	(4.2)	(38,770)	909
Interest	20,759		24,111		(3,352)	194
Other	76,528		111,946		(35,418)	715

Income before income taxes	114,945	(3.3)	22,555	(0.7)	92,390	1,074

Provision for income taxes	57,472	(1.6)	9,473	(0.3)	47,999	537
Minority interest in income of consolidated subsidiaries	11,486	(0.3)	518	(0.0)	10,968	107
Equity in losses of affiliated companies	(19,325)	(-0.6)	(16,089)	(-0.5)	(3,236)	(181)

Net income (loss)	JPY 26,662	(0.8)	(JPY 3,525)	(-0.1)	JPY 30,187	$249

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Nine months ended December 31	2003	2002	Increase (Decrease)	2003

I. Cash flows from operating activities
Net income(loss)	JPY 26,662	(JPY 3,525)	JPY 30,187	$249
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	127,200	145,185	(17,985)	1,189
Equity in losses of affiliated companies, net of dividends	19,971	17,651	2,320	187
Decrease in notes and accounts receivable	3,311	212,317	(209,006)	31
Increase in inventories	(170,452)	(63,070)	(107,382)	(1,593)
Increase (Decrease) in notes and accounts payable	70,609	(185,999)	256,608	660
Other, net	(32,823)	(123,120)	90,297	(307)

Net cash provided by (used in) operating activities	44,478	(561)	45,039	416

II. Cash flows from investing activities
Proceeds from sales of fixed assets	55,024	59,596	(4,572)	514
Additions to fixed assets	(159,558)	(146,975)	(12,583)	(1,491)
Proceeds from sales of marketable securities	34,975	60,564	(25,589)	327
Purchase of marketable securities	(917)	(1,825)	908	(9)
Other, net	51,013	1,795	49,218	477

Net cash used in investing activities	(19,463)	(26,845)	7,382	(182)

Free cash flows (I + II)	25,015	(27,406)	52,421	234

III. Cash flows from financing activities
Net repayments of bonds and borrowings	(190,378)	(18,804)	(171,574)	(1,779)
Proceeds from stock issuances	169,882	-	169,882	1,588
Proceeds from stock issuances by subsidiaries	106,419	15,747	90,672	995
Dividends paid	(5,980)	(7,098)	1,118	(56)
Other, net	814	(663)	1,477	7

Net cash provided by (used in) financing activities	80,757	(10,818)	91,575	755

Effect of exchange rate changes on cash and cash equivalents	(2,378)	(10,386)	8,008	(23)

Net increase (decrease) in cash and cash equivalents	103,394	(48,610)	152,004	966

Cash and cash equivalents at beginning of period	344,345	377,772	(33,427)	3,218
Cash and cash equivalents at end of period	JPY 447,739	JPY 329,162	JPY 118,577	$4,184

SEGMENT INFORMATION (UNAUDITED)

Business Segment Information

(1) Net Sales (Including internal sales to other segments)
(In millions of yen, millions of U.S. dollars)

Nine months ended December 31	2003	(% of total)	% change	2002	(% of total)	2003

IT Solutions business	JPY 1,443,555	(41.9)	+1.2	JPY 1,426,405	(44.0)	$13,491
Network Solutions business	1,267,305	(36.7)	+21.5	1,043,006	(32.2)	11,844
Electron Devices business	696,840	(20.2)	-1.3	705,926	(21.8)	6,513
Others	457,579	(13.3)	+1.6	450,404	(13.9)	4,276
Eliminations	(416,078)	(-12.1)	-	(397,279)	(-12.3)	(3,888)

Electronics business total	3,449,201	(100.0)	+6.8	3,228,462	(99.6)	32,236

Leasing business	-	-	-	28,939	(0.9)	-
Eliminations	-	-	-	(15,236)	(-0.5)	-

Consolidated total	JPY 3,449,201	(100.0)	+6.4	JPY 3,242,165	(100.0)	$32,236

(2) Segment Profit or Loss
(In millions of yen, millions of U.S. dollars)

Nine months ended December 31	2003	(% of profit on sales)	Increase (decrease)	2002	(% of profit on sales)	2003

IT Solutions business	JPY 53,723	(3.7)	JPY 5,005	JPY 48,718	(3.4)	$502
Network Solutions business	38,180	(3.0)	18,543	19,637	(1.9)	357
Electron Devices business	39,364	(5.6)	44,769	(5,405)	(-0.8)	368
Others	(2,075)	(-0.5)	(10,993)	8,918	(2.0)	(19)
Eliminations	(10,444)	-	(9,618)	(826)	-	(98)
Unallocated corporate expenses*	(27,144)	-	(2,107)	(25,037)	-	(254)

Electronics business total	91,604	(2.7)	45,599	46,005	(1.4)	856

Leasing business	-	-	(5,511)	5,511	(19.0)	-
Eliminations	-	-	1,531	(1,531)	-	-

	91,604	(2.7)	41,619	49,985	(1.5)	856
Other income	120,628		12,001	108,627		1,127
Other expenses	(97,287)		38,770	(136,057)		(909)

Consolidated income before income taxes	JPY 114,945		JPY 92,390	JPY 22,555		$1,074

(Notes)
*  Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers
(In billions of yen, millions of U.S. dollars)

Nine months ended December 31	2003	2002	% change	2003

IT Solutions business	JPY 1,313.4	JPY 1,310.9	+0.2	$12,275
Domestic	1,062.1	1,111.5	-4.4	9,927
Overseas	251.3	199.4	+26.0	2,348
Network Solutions business	1,205.0	971.0	+24.1	11,262
Domestic	944.7	718.2	+31.5	8,830
Overseas	260.2	252.8	+2.9	2,432
Electron Devices business	615.9	641.0	-3.9	5,757
Domestic	352.3	411.2	-14.3	3,293
Overseas	263.6	229.7	+14.7	2,464
Others	314.7	295.0	+6.7	2,942
Domestic	224.9	230.4	-2.4	2,102
Overseas	89.8	64.5	+39.1	840
Electronics business total	3,449.2	3,218.1	+7.2	32,236
Domestic	2,584.2	2,471.5	+4.6	24,152
Overseas	864.9	746.6	+15.9	8,084

Leasing business	-	24.0	-	-
Domestic	-	24.0	-	-
Overseas	-	-	-	-
Consolidated total	JPY 3,449.2	JPY 3,242.1	+6.4	$32,236
Domestic	2,584.2	2,495.5	+3.6	24,152
Overseas	864.9	746.6	+15.9	8,084

(4) Net Sales by Products and Services (Including internal sales to other segments)*1
(In billions of yen, millions of U.S. dollars)

Nine months ended December 31	2003	2002	% change	2003

IT Solutions business	JPY 1,443.5	JPY 1,426.4	+1.2	$13,491
SI / Services	481.0	459.9	+4.6	4,496
Software	62.3	70.0	-11.0	583
Computers / Platforms	365.3	343.1	+6.5	3,414
Personal Solutions	534.8	553.3	-3.3	4,998
Network Solutions Business	JPY 1,267.3	JPY 1,043.0	+21.5	$11,844
Broadband	331.4	335.7	-1.3	3,098
Mobile	764.8	557.3	+37.2	7,148
Social Infrastructure	171.0	149.9	+14.1	1,598
Electron Devices business	JPY 696.8	JPY 705.9	-1.3	$6,513
Semiconductors	535.6	530.7	+0.9	5,006
Displays	71.6	77.8	-8.0	669
Electronic Components	89.6	97.4	-8.0	838

(NOTE)
 *1 Please refer to the last page.

(Note 1)
According to the introduction of the new business line system in April 2003, NEC revised the classification of the product area in each business segment. Sales by product areas in each business segment of the three months ended December 31, 2002 have been reclassified and displayed to conform to those of the three months ended December 31, 2003.

Operating income set forth above is a measure commonly used by companies reporting in accordance with accounting principles generally accepted in Japan. Management believes this measure is useful to investors in comparing NEC's results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to “income before income taxes” or “net income” as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income.

CAUTIONARY STATEMENTS:

The statements in this material with respect to the plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively "NEC") are forward-looking statements involving risks and uncertainties.

NEC cautions you in advance that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; fluctuating demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance of its products and services in these highly competitive markets; NEC's ability to expand into foreign markets such as China; regulatory change and uncertainty and potential legal liability relating to NEC's businesses and operations; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the forward-looking statements, including management's targets.

You should keep in mind that any forward-looking statement made by NEC speaks only as of the date on which NEC makes it. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements. Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC's financial statements.

In cases where the information contained in this material falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this material comes to their knowledge in connection with their duty) read this material before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 3:00 AM on January 30, 2004 (JST)), you (and directors or employees of your company if the content of this material comes to their knowledge in connection with their duties) may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of NEC before the time of Publication.

***